As filed with the Securities and Exchange Commission on August 13, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Illumina, Inc.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0804655 (I.R.S. Employer Identification No.)
9885 Towne Centre Drive
San Diego, California 92121
(858) 202-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay T. Flatley
President and Chief Executive Officer
Illumina, Inc.
9885 Towne Centre Drive
San Diego, California 92121
(858) 202-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Frederick W. Kanner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Calculation of Registration Fee

			Proposed
		Proposed maximum	maximum	Amount of
Title of each class of securities to be	Amount to be	offering price per	aggregate offering	registration
registered	registered(1)	unit	price(2)	fee
0.625% Convertible Senior Notes due 2014	$400,000,000	100%	$400,000,000	$12,280
Common stock, par value $0.01 per share, including related rights to purchase Series A Junior Participating Preferred Stock(3)	(4)	N/A(5)	N/A(5)	$0(5)

(1)	$400,000,000 aggregate principal amount of notes and 9,161,160 (plus the additional shares specified in note 4 below) shares of common stock issuable upon conversion of the notes are being registered hereby.

(2)	Estimated solely for purposes of calculating the registration fee under Rule 457.

(3)	Each share of the registrant’s common stock being registered hereunder, if issued before the termination of the registrant’s preferred share rights agreement, includes Series A Junior Participating Preferred Stock purchase rights. Before the occurrence of certain events, the Series A Junior Participating Preferred Stock purchase rights will not be exercisable or evidenced separately from the registrant’s common stock and have no value except as reflected in the market price of the shares to which they are attached.

(4)	Includes 9,161,160 shares of common stock potentially issuable upon conversion of the notes, based on an initial conversion rate of 22.9029 shares of common stock per $1,000 principal amount of the notes. Under Rule 416, the number of shares of common stock registered hereby includes an additional indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(5)	Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

Prospectus	August 13, 2007
$400,000,000 Principal Amount of 0.625% Convertible Senior Notes due 2014
and
Shares of Common Stock Issuable on Conversion of the Notes
This prospectus covers resales of our 0.625% convertible senior notes due 2014, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.
The notes bear interest at a rate of 0.625% per annum. We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2007. The notes will mature on February 15, 2014.
Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding November 15, 2013 only under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (we refer to this five trading day period as the “measurement period”) in which the price per note for each day of that measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during that quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will also be convertible, regardless of the foregoing circumstances, at any time from, and including, November 15, 2013 through the third scheduled trading day immediately preceding the maturity date.
Upon conversion, we will pay cash and, if applicable, shares of our common stock based on the daily conversion values calculated on a proportionate basis for each VWAP trading day of the relevant 20 VWAP trading day observation period, all as described in this prospectus. The initial and current conversion rate for the notes is 22.9029 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $43.66 per share of common stock. The conversion price will be subject to adjustment in some events, but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as described in this prospectus) occurs prior to the maturity date, then we will, in some cases and subject to certain limitations, increase the conversion rate for holders that elect to convert their notes in connection with the fundamental change.
Subject to certain exceptions, holders may require us to repurchase, for cash, all or part of their notes upon a “designated event” (as described in this prospectus) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest (which includes special interest, if any) up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.
The notes are our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our subordinated debt. The notes are structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of July 1, 2007, we had outstanding indebtedness of $400.0 million and the aggregate amount of liabilities of our subsidiaries was approximately $24.2 million, including trade and other payables and excluding intercompany liabilities and deferred revenue. For a more detailed description of the notes, see “Description of the Notes” beginning on page 28.
The notes are evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global note will be shown on, and transfers of the notes will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.
We do not intend to apply for a listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. The notes have been eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market. Shares of our common stock are traded on The NASDAQ Global Market under the symbol “ILMN.” The closing sale price of our common stock on August 10, 2007 was $46.84 per share.
Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors” beginning on page 8 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained and incorporated by reference in this prospectus and any applicable accompanying prospectus supplement. We have not authorized anyone to give you different or additional information. You should not assume that the information included or incorporated by reference this prospectus or any accompanying prospectus supplement is accurate as of any date after the respective dates of the documents containing the information.

Prospectus Summary
This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus and any applicable accompanying prospectus supplement include information about the securities being offered by the selling securityholders as well as information regarding our business and detailed financial data. You should read this prospectus and the applicable accompanying prospectus supplement in their entirety, including the information incorporated by reference in this prospectus and the applicable accompanying prospectus supplement.
Except as otherwise stated or where the context requires otherwise, the words “Illumina,” “we,” “company,” “us” and “our” refer to Illumina, Inc. and its subsidiaries.
BUSINESS OVERVIEW
We are a leading developer, manufacturer and marketer of next-generation life science tools and integrated systems for the large scale analysis of genetic variation and biological function. Using our proprietary technologies, we provide a comprehensive line of products and services that currently serve the sequencing, genotyping and gene expression markets, and we expect to enter the market for molecular diagnostics. Our customers include leading genomic research centers, pharmaceutical companies, academic institutions, clinical research organizations and biotechnology companies. Our tools provide researchers around the world with the performance, throughput, cost effectiveness and flexibility necessary to perform the billions of genetic tests needed to extract valuable medical information from advances in genomics and proteomics. We believe this information will enable researchers to correlate genetic variation and biological function, which will enhance drug discovery and clinical research, allow diseases to be detected earlier and permit better choices of drugs for individual patients.
Recent Developments
On January 26, 2007, we completed the acquisition of Solexa, Inc. for approximately 13.1 million shares of our common stock. Solexa develops and commercializes genetic analysis technologies used to perform a range of analyses, including whole genome resequencing, gene expression analysis and small RNA analysis. We believe our combined company is the only company with genome-scale technology for genotyping, gene expression and sequencing, the three cornerstones of modern genetic analysis.
OUR CORPORATE INFORMATION
We were incorporated in California in April 1998 and reincorporated in Delaware in July 2000. Our principal executive offices are located at 9885 Towne Centre Drive, San Diego, CA 92121, and our telephone number is (858) 202-4500. We maintain an Internet website at www.illumina.com. We have not incorporated by reference into this prospectus or the accompanying prospectus supplement the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus or the accompanying prospectus supplement.

The offering

Issuer	Illumina, Inc., a Delaware corporation.

Notes Offered	$400,000,000 principal amount of 0.625% Convertible Senior Notes due 2014.

Maturity Date	February 15, 2014, unless earlier repurchased or converted.

Interest	0.625% per year payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2007.

Ranking	The notes are our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our subordinated debt. The notes are structurally subordinated to all existing or future liabilities of our subsidiaries and will be effectively subordinated to our existing or future secured indebtedness to the extent of the value of the collateral. As of July 1, 2007, we had $400.0 million in outstanding indebtedness, of which none was secured indebtedness.

As of July 1, 2007, our subsidiaries had outstanding liabilities, including trade and other payables but excluding intercompany liabilities and deferred revenue, in an amount equal to $24.2 million, all of which were effectively senior to the notes. The indenture for the notes (the “indenture”) does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the notes.

Conversion Rights	Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding November 15, 2013 in multiples of $1,000 principal amount, at the option of the holder, under the following circumstances:

➢   during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

➢   during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

➢ upon the occurrence of specified events described below under “Description of the Notes—Conversion Rights—Conversion upon Specified Corporate Events.”

At the option of the holder, regardless of the foregoing circumstances, holders may convert their notes, in multiples of $1,000 principal amount, at any time on or after November 15, 2013 through the third scheduled trading day immediately preceding the maturity date.

The initial conversion rate for the notes is 22.9029 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $43.66 per share of common stock, subject to adjustment. Upon conversion of the notes, we will pay, with respect to each VWAP trading day of the related 20 VWAP trading day observation period, an amount in cash equal to the “principal portion” (defined as the lesser of (i) $50 and (ii) the daily conversion value of the notes converted) on the third scheduled trading day following the last VWAP trading day of such observation period, all calculated as described under “Description of the

Notes—Conversion Rights—Payment Upon Conversion.” If the daily conversion value exceeds $50 on any VWAP trading day during the relevant 20 VWAP trading day observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

In addition, if a “fundamental change” occurs prior to the maturity date, subject to certain limitations, we will increase the conversion rate for a holder who elects to convert its notes in connection with such fundamental change as described under “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” No adjustment to the conversion rate will be made if the stock price is less than $34.93 or if the stock price exceeds $150.00 (in each case, subject to adjustment). You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares of common stock, if any, delivered to you upon conversion.

Sinking Fund	None.

Optional Redemption by Illumina	The notes may not be redeemed by us prior to the maturity date.

Designated Event Repurchase Right of Holders	Subject to certain exceptions, if we undergo a “designated event” (as defined below under “Description of the Notes—Designated Event

Permits Holders to Require Us to Repurchase Notes”) including a “fundamental change” (as defined in such section) you will have the option to require us to repurchase all or any portion of your notes. The designated event repurchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the designated event repurchase date. We will pay cash for all notes so repurchased.

Events of Default	Except as noted below, if an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 90 days following such event of default consists exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

PORTAL Trading	The notes have been eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL Market.

NASDAQ Global Market Symbol for our Common Stock	Our common stock is listed on the NASDAQ Global Market under the symbol “ILMN.”

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

United States Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain United States Federal Income Tax Considerations.”

DTC Eligibility	The notes have been issued in book-entry-only form and are represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of the Notes—Form, Denomination and Registration.”
For a more complete description of the terms of the notes, see “Description of the Notes.” For a more complete description of our common stock, see “Description of Capital Stock.”

Ratio of Earnings to Fixed Charges
The following table presents our ratio of earnings to fixed charges for each of the years ended , December 29, 2002, December 28, 2003, January 2, 2005, January 1, 2006 and December 31, 2006 and for the six months ended July 1, 2007.

	Fiscal Year Ended					Six Months
	December	December	January 2,	January 1,	December	Ended July
	29, 2002	28, 2003	2005	2006	31, 2006	1, 2007
Deficiency of earnings to fixed charges (in thousands)	$(40,331)	$(27,063)	$(6,225)	$(20,874)	N/A	$(279,085)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	31:1	N/A

Risk Factors
Investing in the notes involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, you should carefully consider the risks described below before purchasing any notes. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of the notes and our common stock may decline, and you might lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or services or impact our stock price.
Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties and on our ability to protect our own intellectual property. As we have previously disclosed, in July 2004 Affymetrix, Inc. filed a complaint against us in federal court in Wilmington, Delaware, alleging infringement of six of its patents. In preliminary proceeding, the court dismissed a patent Affymetrix had sought to withdraw from its suit leaving five patents being asserted against us. A March 5, 2007 infringement trial led to a jury finding of infringement of these five patents. That finding was made without consideration of the validity and enforceability of these patents. The jury also ordered us to pay damages based on a royalty of 15% for certain products that we launched and sold before the end of 2005. The total amount of damages awarded by the jury was $16.7 million. Although we believe the subsequent trials will confirm the invalidity and unenforceability positions we have taken with respect to these Affymetrix patents, we cannot assure you that the patents will be found invalid or unenforceable. In addition, patents enjoy a presumption of validity that can be rebutted only by clear and convincing evidence. Any adverse ruling or perception of an adverse ruling throughout these proceedings will likely have a material adverse impact on our stock price, which may be disproportionate to the actual import of the ruling itself.
Third parties, including Affymetrix, have asserted or may assert that we are employing their proprietary technology without authorization. As we enter new markets, we expect that competitors will likely assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. In addition, third parties may have obtained and may in the future obtain patents allowing them to claim that the use of our technologies infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which effectively could block our ability to develop further, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products. We may also not be able to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to grow and maintain profitability.
We expect intense competition in our target markets, which could render our products obsolete, result in significant price reductions or substantially limit the volume of products that we sell. This would limit our ability to compete and maintain profitability. If we cannot continuously develop and commercialize new products, our revenue may not grow as intended.
We compete with life sciences companies that design, manufacture and market instruments for analysis of genetic variation and biological function and other applications using technologies such as two-dimensional electrophoresis, capillary electrophoresis, mass spectrometry, flow cytometry, microfluidics, nanotechnology, next-generation DNA sequencing and mechanically deposited, inkjet and photolithographic arrays. We anticipate that we will face increased competition in the future as existing companies develop new or improved products and as new companies enter the market with new technologies. The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, new product introductions and strong price competition. For example, prices per data point for genotyping have fallen significantly over the last two years and we anticipate that prices will continue to fall. One or more of our competitors may render our technology obsolete or uneconomical. Some of our competitors have greater financial and personnel resources, broader product lines, a more established customer base and more experience in research and development than we do. Furthermore, life sciences and pharmaceutical companies, which are our potential customers and strategic partners, could develop competing products. If we are unable to develop enhancements to our technology and rapidly deploy new product offerings, our business, financial condition and results of operations will suffer.
We may encounter difficulties in integrating acquisitions that could adversely affect our business.
We acquired Solexa, Inc. (Solexa) in January 2007 and CyVera Corporation in April 2005 and we may in the future acquire technology, products or businesses related to our current or future business. We have limited experience in acquisition activities and may have to devote substantial time and resources in order to complete acquisitions. Further, these potential acquisitions entail risks, uncertainties and potential disruptions to our business. For example, we may not be able to successfully integrate a company’s operations, technologies, products and services, information systems and personnel into our business. An acquisition may further strain our existing financial and managerial resources, and divert management’s attention away from our other business concerns. In connection with these acquisitions, we assumed certain liabilities and hired certain employees, which is expected to continue to result in an increase in our research and development expenses and capital expenditures. There may also be unanticipated costs and liabilities associated with an acquisition that could adversely affect our operating results. To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would result in dilution to our stockholders. Additionally, an acquisition may have a substantial negative impact on near-term expected financial results.
The success of the Solexa merger will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and cost savings from integrating Solexa’s businesses with our businesses. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of Solexa. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among other factors:
•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from diverse corporate cultures while maintaining focus on providing consistent, high quality products and customer service;

•	coordinating geographically separated organizations, systems and facilities;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the merger.
If we are unable to successfully combine the businesses in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, such anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, we and Solexa have operated and will continue to operate independently. It is possible that the integration process could result in the loss of key employees, diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the merger, or could reduce our earnings or otherwise adversely affect the business and financial results of the combined company.
The combined company may fail to realize the anticipated benefits of the merger as a result of our failure to achieve anticipated revenue growth following the merger.
For various reasons, including significant competition, low market acceptance or market growth, and lack of technology advantage, revenue recognized from the Solexa acquisition may not grow as anticipated and if so, we may not realize the expected value from this transaction.

Our manufacturing capacity may limit our ability to sell our products.
We continue to ramp up our capacity to meet the anticipated demand for our products. Although we have significantly increased our manufacturing capacity and we believe that we have sufficient plans in place to ensure we have adequate capacity to meet our business plan in 2007 and 2008, there are uncertainties inherent in expanding our manufacturing capabilities and we may not be able to increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility and launch new products. As a result, we may experience difficulties in meeting customer, collaborator and internal demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. Additionally, in the past, we have experienced variations in manufacturing conditions that have temporarily reduced production yields. Due to the intricate nature of manufacturing products that contain DNA, we may encounter similar or previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to launch or sell these products, or to produce them economically, prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption by customers.
If we are unable to find third-party manufacturers to manufacture components of our products, we may not be able to launch or support our products in a timely manner, or at all.
The nature of our products requires customized components that currently are available from a limited number of sources. For example, we currently use multiple components in our products that are single-sourced. If we are unable to secure a sufficient supply of those or other product components, we will be unable to meet demand for our products. We may need to enter into contractual relationships with manufacturers for commercial-scale production of some of our products, or develop these capabilities internally, and we cannot assure you that we will be able to do this on a timely basis, for sufficient quantities or on commercially reasonable terms. Accordingly, we may not be able to establish or maintain reliable, high-volume manufacturing at commercially reasonable costs.
Our sales, marketing and technical support organization may limit our ability to sell our products.
We currently have fewer resources available for sales and marketing and technical support services compared to some of our primary competitors. In order to effectively commercialize our sequencing, genotyping and gene expression systems and other products to follow, we will need to expand our sales, marketing and technical support staff both domestically and internationally. We may not be successful in establishing or maintaining either a direct sales force or distribution arrangements to market our products and services. In addition, we compete primarily with much larger companies that have larger sales and distribution staffs and a significant installed base of products in place, and the efforts from a limited sales and marketing force may not be sufficient to build the market acceptance of our products required to support continued growth of our business.

The merger will cause dilution of our earnings per share.
The merger and the transactions contemplated by the merger agreement are expected to have a dilutive effect on our earnings per share at least through 2007 due to losses of Solexa, the additional shares of our common stock that were issued in the merger, the transaction and integration-related costs and other factors such as the potential failure to realize any benefit from synergies anticipated in the merger. These factors could adversely affect the market price of our common stock.
Solexa had a material weakness in its internal controls over financial reporting as of December 31, 2005. If additional material weaknesses are identified in the future, current and potential stockholders could lose confidence in our consolidated financial reporting, which could harm our business and the trading of our common stock.
As of December 31, 2005, Solexa did not maintain effective control over the application of GAAP related to the financial reporting process. This control deficiency resulted in numerous adjustments being required to bring Solexa’s financial statements into compliance with GAAP. Additionally, this deficiency could have resulted in material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, Solexa’s management determined that this control deficiency constituted a material weakness. Because of this material weakness, Solexa’s management concluded that, as of December 31, 2005, it did not maintain effective internal control over financial reporting based on those criteria. Should we, or our independent registered public accounting firm, determine in future fiscal periods that there are material weaknesses in our consolidated internal controls over financial reporting (including Solexa), the reliability of our financial reports may be impacted, and our results of operations or financial condition may be harmed and the price of our common stock may decline.
Any inability to adequately protect our proprietary technologies could harm our competitive position.
Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and other countries. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in protecting their proprietary rights abroad. These challenges can be caused by the absence of rules and methods for the establishment and enforcement of intellectual property rights abroad.
The patent positions of companies developing tools for the life sciences and pharmaceutical industries, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We intend to apply for patents covering our technologies and products, as we deem appropriate. However, our patent applications may be challenged and may not result in issued patents or may be invalidated or narrowed in scope after they are issued. Questions as to inventorship may also arise. For example, in June 2005, a former employee filed a complaint against us, claiming he is entitled to be named as joint inventor of certain of our U.S. patents and pending U.S. and foreign patent applications, and seeking a judgment that the related patents and applications are unenforceable. Any finding that our patents and applications are unenforceable could harm our ability to prevent others from practicing the related technology, and a finding that others have inventorship rights to our patents and applications could require us to obtain certain rights to practice related technologies, which may not be available on favorable terms, if at all.
In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around our patented technologies. Also, our patents may fail to provide us with any competitive advantage. We may need to initiate additional lawsuits to protect or enforce our patents, or litigate against third party claims, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights and reduce our ability to compete in the marketplace. Furthermore, these lawsuits may divert the attention of our management and technical personnel.
We also rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our confidential information. These measures, however, may not provide adequate protection for our trade secrets or other confidential information. Among other things, we seek to protect our trade secrets and confidential information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our confidential information, and we may not otherwise be able to effectively protect our trade secrets. Accordingly, others may gain access to our confidential information, or may independently develop substantially equivalent information or techniques.
If we are unable to develop and maintain operation of our manufacturing capability, we may not be able to launch or support our products in a timely manner, or at all.
We currently possess limited facilities capable of manufacturing our principal products and services for both sale to our customers and internal use. If a natural disaster were to significantly damage one of our facilities or if other events were to cause our operations to fail, these events could prevent us from developing and manufacturing our products and services. Also, many of our manufacturing processes are automated and are controlled by our custom-designed Laboratory Information Management System (LIMS). Additionally, as part of the decoding step in our array manufacturing process, we record several images of each array to identify what bead is in each location on the array and to validate each bead in the array. This requires significant network and storage infrastructure. If either our LIMS system or our networks or storage infrastructure were to fail for an extended period of time, it would adversely impact our ability to manufacture our products on a timely basis and may prevent us from achieving our expected shipments in any given period.

We have a significant amount of indebtedness. We may not be able to make payments on our indebtedness, and we may incur additional indebtedness in the future, which could adversely affect our operation and profitability.
In February 2007, we issued $400 million of 0.625% convertible senior notes due February 2014. The notes bear interest semi-annually, mature on February 15, 2014 and obligate us to repurchase the notes at the option of the holders if a “designated event” (as defined in the indenture for the notes), such as certain merger transactions involving us, occurs. In addition, upon conversion of the notes, we must pay in cash the principal portion of the notes being converted. Our ability to make payments on the notes will depend on our future operating performance and our ability to generate cash and may also depend on our ability to obtain additional debt or equity financing. We may need to use our cash to pay principal and interest on our debt, which will reduce the funds available to fund our research and development programs, strategic initiatives and working capital requirements. Our ability to generate sufficient operating cash flow to service the notes and fund our operating requirements will depend on our continued ability to commercialize new products and expand our manufacturing capabilities. Our debt service obligations increase our vulnerabilities to competitive pressures, because our competitors may be less leveraged than us. If we are unable to generate sufficient operating cash flow to service our indebtedness and fund our operating requirements, we may be forced to reduce our development programs or seek additional debt or equity financing, which may not be available to us on satisfactory terms, or at all, or may dilute the interests of our existing stockholders. Our level of indebtedness may make us more vulnerable to economic or industry downturns. If we incur new indebtedness, the risks relating to our business and our ability to service our indebtedness will intensify.
We expect that our results of operations will fluctuate. This fluctuation could cause our stock price to decline.
Our revenue is subject to fluctuations due to the timing of sales of high-value products and services projects, the impact of seasonal spending patterns, the timing and size of research projects our customers perform, changes in overall spending levels in the life sciences industry, and other unpredictable factors that may affect customer ordering patterns. Given the difficulty in predicting the timing and magnitude of sales for our products and services, we may experience quarter-to-quarter fluctuations in revenue resulting in the potential for a sequential decline in quarterly revenue. A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. In addition, we expect operating expenses to continue to increase significantly in absolute dollars. Accordingly, if revenue does not grow as anticipated, we may not be able to maintain annual profitability. Any significant delays in the commercial launch of our products, unfavorable sales trends in our existing product lines, or impacts from the other factors mentioned above, could adversely affect our future revenue growth or cause a sequential decline in quarterly revenue. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors, our stock price could decline.

We have only recently achieved annual operating profitability.
Prior to 2006, we had incurred net losses each year since our inception. As of July 1, 2007, our accumulated deficit was $393.4 million. Our ability to sustain annual profitability will depend, in part, on the rate of growth, if any, of our revenue and on the level of our expenses. Non-cash stock-based compensation expense and expenses related to our acquisition of Solexa in January 2007 are also likely to adversely affect our future profitability. We expect to continue incurring significant expenses related to research and development, sales and marketing efforts to commercialize our products and the continued development of our manufacturing capabilities. In addition, we expect that our research and development and selling and marketing expenses will increase at a higher rate in the future as a result of the development and launch of new products. Even if we maintain profitability, we may not be able to increase profitability on a quarterly basis.
We may encounter difficulties in managing our growth. These difficulties could impair our profitability.
We have experienced and expect to continue to experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our profitability could suffer. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to scale up and implement improvements to our manufacturing process and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to make available the products required to successfully commercialize our technology. Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth.
Changes in our effective income tax rate could impact our profitability.
We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgments based on interpretations of existing tax laws or regulations are required in determining the provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax laws or tax rates, changes in the level of non-deductible expenses, including stock-based compensation, changes in our future levels of research and development spending, mergers and acquisitions, and the result of examinations by various tax authorities.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.
We are highly dependent on our management and scientific personnel, including Jay Flatley, our president and chief executive officer; John Stuelpnagel, our senior vice president, general manager of microarrays and chief operating officer; and John West, our senior vice president and general manager of sequencing. The loss of their services could adversely impact our ability to achieve our business objectives. We will need to hire additional qualified personnel with expertise in molecular biology, chemistry, biological information processing, sales, marketing and technical support. We compete for qualified management and scientific personnel with other life science companies, universities and research institutions, particularly those focusing on genomics. Competition for these individuals, particularly in the San Diego and San Francisco area, is intense, and the turnover rate can be high. Failure to attract and retain management and scientific personnel would prevent us from pursuing collaborations or developing our products or technologies.
Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies, including the life sciences and healthcare industries. Thus, we will need to add new personnel, including management, and develop the expertise of existing management. The failure to do so could impair the growth of our business.
A significant portion of our sales are to international customers.
Approximately 31% and 43% of our revenue for the three months ended July 1, 2007 and July 2, 2006, respectively, was derived from shipments to customers outside the United States. Approximately 35% and 44% of our revenue for the six months ended July 1, 2007 and July 2, 2006, respectively, was derived from shipments to customers outside the United States We intend to continue to expand our international presence and export sales to international customers and we expect the total amount of non-U.S. sales to continue to grow. Export sales entail a variety of risks, including:
•	currency exchange fluctuations;

•	unexpected changes in legislative or regulatory requirements of foreign countries into which we import our products;

•	difficulties in obtaining export licenses or in overcoming other trade barriers and restrictions resulting in delivery delays; and

•	significant taxes or other burdens of complying with a variety of foreign laws.
In addition, sales to international customers typically result in longer payment cycles and greater difficulty in accounts receivable collection. We are also subject to general geopolitical risks, such as political, social and economic instability and changes in diplomatic and trade relations. One or more of these factors could have a material adverse effect on our business, financial condition and operating results.

Our success depends upon the continued emergence and growth of markets for analysis of genetic variation and biological function.
We design our products primarily for applications in the life sciences and pharmaceutical industries. The usefulness of our technology depends in part upon the availability of genetic data and its usefulness in identifying or treating disease. We are focusing on markets for analysis of genetic variation and biological function, namely sequencing, SNP genotyping and gene expression profiling. These markets are new and emerging, and they may not develop as quickly as we anticipate, or reach their full potential. Other methods of analysis of genetic variation and biological function may emerge and displace the methods we are developing. Also, researchers may not seek or be able to convert raw genetic data into medically valuable information through the analysis of genetic variation and biological function. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting life sciences and pharmaceutical companies, and changes in government programs that provide funding to companies and research institutions, could harm our business. If useful genetic data is not available or if our target markets do not develop in a timely manner, demand for our products may grow at a slower rate than we expect, and we may not be able to sustain annual profitability.
RISKS RELATED TO THE NOTES AND OUR COMMON STOCK
The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.
The notes are unsecured, are effectively subordinated to all secured indebtedness we may incur, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of July 1, 2007, we had $400.0 of outstanding indebtedness, none of which was secured, and the aggregate amount of liabilities of our subsidiaries was approximately $24.2 million, including trade and other payables and excluding intercompany liabilities and deferred revenue. However, the indenture relating to the notes does not restrict our ability to incur secured indebtedness in the future. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes the outstanding. See “Description of the Notes.”
None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the notes.
Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.
In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.
The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.
We entered into convertible note hedge transactions and warrant transactions with certain of the initial purchasers of the notes, or their affiliates, as counterparties, in connection with the issuance of the notes. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes. In connection with hedging these transactions, the counterparties or their affiliates may enter into various derivative transactions with respect to our common stock. These activities could have the effect of increasing or preventing a decline in the value of our common stock.
In addition, the counterparties (or their affiliates) may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions (including during any observation period related to the conversion of the notes), which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.
In particular, such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received upon conversion of those notes. In addition, we expect the options we hold under the convertible note hedge transactions to be exercised whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the counterparties or their affiliates may sell shares of our common stock in secondary transactions or unwind various derivative transactions with respect to our common stock during the observation period, for the converted notes.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares, if any, and value of the consideration that you will receive upon the conversion of notes and, under certain circumstances, your ability to convert the notes.
Volatility of the market price of our common stock may depress the trading price of the notes.
There has been, and will likely continue to be, significant volatility in the market price of securities of life sciences companies, including us. These fluctuations can be unrelated to the operating performance of these companies. During the period from January 1, 2005 to August 10, 2007, the lowest and highest reported trading prices per share of our common stock on The NASDAQ Global Market were $6.72 and $50.95, respectively. Factors such as the following could cause the market price of our common stock to fluctuate substantially:
➢	announcements of new products or services by us or our competitors;

➢	litigation involving or affecting us;

➢	quarterly fluctuations in our or other companies’ financial results;

➢	shortfalls in our actual financial results compared to our guidance or the forecasts of stock market analysts;

➢	acquisitions or strategic alliances by us or our competitors;

➢	the gain or loss of a significant customer; and

➢	general conditions in our industry and in the financial markets.
A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees, acquire other companies or businesses and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
The net share settlement feature of the notes may have adverse consequences.
The net share settlement feature of the notes, as described under “Description of the Notes—Conversion Rights—Payment upon Conversion,” may:
➢	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

➢	reduce our liquidity;

➢	delay holders’ receipt of the consideration due upon conversion; and

➢	subject holders to market risk before receiving any shares upon conversion.
If the notes are convertible, upon conversion, holders will receive cash and, if applicable, shares of our common stock based on the sum of the “daily settlement amounts” described in this prospectus for the 20 VWAP trading days that begin on, and includes, the third trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus. We refer to this 20 VWAP trading day period as the “observation period.”
We will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third VWAP trading day immediately after the last day in the observation period, which will generally be 25 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the observation period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.
The conversion rate of the notes may not be adjusted for all dilutive events that may occur.
As described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments,” we will adjust the conversion rate of the notes for certain events, including, among others:
➢	the issuance of stock dividends on our common stock;

➢	the issuance of certain rights or warrants;

➢	certain subdivisions and combinations of our capital stock;

➢	the distribution of capital stock, indebtedness or assets; and

➢	certain tender or exchange offers.
We will not adjust the conversion rate for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate may occur. Also, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 28.6287 shares per $1,000 principal amount of notes.
The increase in the conversion rate applicable to notes that holders convert in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.
If certain fundamental changes occur before the maturity date of the notes, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:
➢	you surrender a note for conversion in connection with a fundamental change we have announced, but the fundamental change is not consummated; or

➢	the applicable price is greater than $150.00 per share or less than $34.93 per share (in each case, subject to adjustment).
Furthermore, a holder will not receive the additional consideration payable as a result of the increase in the conversion rate until the effective date of the fundamental change, or even later, which could be a significant period of time after the date the holder has tendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds 28.6287 shares per $1,000 principal amount of notes.
We may not have the ability to pay interest on the notes, to purchase the notes upon a designated event or to pay the cash payment due upon conversion.
The notes bear interest semi-annually at a rate of 0.625% per year. In addition, we may in certain circumstances be obligated to pay additional interest. If a designated event (as defined) occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes, we must pay the principal portion in cash. We may not have sufficient funds to pay the interest, repurchase price or principal portion when due. If we fail to pay interest on the notes, repurchase the notes or pay the cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of the Notes—Interest,” and “Description of the Notes—Designated Event Permits Holders to Require Us to Repurchase Notes.”
You may not be able to convert your notes before November 15, 2013, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.
Prior to November 15, 2013, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.
The indenture for the notes does not:
➢	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

➢	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

➢	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

➢	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

➢	restrict our ability to repurchase our securities;

➢	restrict our ability to pledge our assets or those of our subsidiaries; or

➢	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.
Furthermore, the indenture for the notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a “designated event” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.
If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.
The notes are not listed, and we do not intend to list the notes, on any national securities exchange, and there may not be an active or liquid trading market for the notes. Accordingly, you may be unable to resell your notes or may only be able to sell them at a substantial discount.
An adverse rating of the notes may cause their trading price to fall.
If a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

You may have to pay U.S. federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.
We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. Any such constructive distribution may be subject to U.S. federal withholding tax, which may be set off against subsequent payments on the notes. See “Certain United States Federal Income Tax Considerations.”
As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common stock, if any, upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, because of the contingent conversion and net share settlement features of the notes, you may not be able to convert your notes until November 15, 2013, and you may not receive any shares upon conversion.
Provisions in the indenture for the notes, our poison pill, provisions of our charter documents and Delaware General Corporation Law may deter or prevent a business combination that may be favorable to you.
If a “designated event” occurs, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of a “fundamental change,” we also may be required to increase the conversion rate applicable to notes surrendered for conversion in connection with such fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

In addition, provisions of our charter documents could deter or prevent a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions include:
➢	establishing a classified board of directors, so that only a portion of our total board can be elected at each annual meeting;

➢	setting limitations on the removal of our directors;

➢	granting our board of directors the authority to issue “blank check” preferred stock without stockholder approval;

➢	prohibiting cumulative voting in the election of our directors, which would permit less than a majority of stockholders to elect directors;

➢	limiting our stockholders’ ability to call special meetings; and

➢	prohibiting stockholder action by written consent.
We have also established a rights agreement, also called a “poison pill.” Generally, our rights agreement permits our existing stockholders to purchase a large number of our shares at a substantial discount to the market price if a third party attempts to gain control of a sufficient equity position in us. Our rights agreement could have the effect of deterring or preventing a third party from acquiring us in a transaction that might be favorable to you.
In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions could adversely affect the price that investors are willing to pay for shares of our common stock and could prevent you from realizing any premium that stockholders may otherwise receive in connection with a corporate takeover.
We do not intend to pay cash dividends on our common stock in the foreseeable future.
We have not declared or paid any cash dividends on our common stock or other securities, and we currently do not anticipate paying any cash dividends in the foreseeable future. Accordingly, our stockholders will not realize a return on their investment unless the trading price of our common stock appreciates. We cannot assure you that our common stock will appreciate in value after the offering or not decline.

Special Note Regarding Forward-Looking Statements
This prospectus, including the documents incorporated by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions identify such forward-looking statements, but the absence of any of these words does not imply that statement is not forward-looking. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:
➢	the introduction and development of new products, product improvements and new services;

➢	the applicability and usefulness of our technologies in various markets and industries;

➢	the success of our technologies;

➢	emerging markets in functional genetic analysis, namely SNP genotyping, gene expression profiling and proteomics, and the future growth of these markets;

➢	demand for increased throughput in genetic analysis;

➢	continued advances in genomics;

➢	the potential to derive medically valuable information from raw genetic data and the further potential to use this information to improve drugs and therapies, to customize diagnosis and treatment, and cure disease;

➢	potential future partnerships, collaborations and acquisitions; and

➢	growth in our research and development and general and administrative expenses.
These statements are only predictions. In evaluating these statements, you should consider various factors, including the risks outlined under the section entitled “Risk Factors.” These factors may cause actual events or our results to differ materially from those expressed or implied by any forward-looking statement.
Although we currently believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus, except as required by law.

Use of Proceeds
We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Market Price of Common Stock
Our common stock is traded publicly on The NASDAQ Global Market under the symbol “ILMN.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by The NASDAQ Global Market. These prices do not include retail markups, markdowns or commissions.

	High	Low

Calendar year ended December 31, 2005
First quarter	$11.35	$6.72
Second quarter	12.95	7.90
Third quarter	14.83	10.82
Fourth quarter	16.80	12.76

Calendar year ended December 31, 2006
First quarter	$27.98	$13.75
Second quarter	32.00	21.60
Third quarter	40.00	27.02
Fourth quarter	45.87	32.20

Calendar year ended December 31, 2007
First quarter	$42.19	$28.11
Second quarter	42.08	28.94
Third quarter (through August 10, 2007)	50.95	40.04
As of August 6, 2007, there were approximately 1,353 holders of record of our common stock. On August 10, 2007, the last sale price reported on The NASDAQ Global Market for our common stock was $46.84 per share.
Dividend Policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance operations, and we do not anticipate paying cash dividends in the foreseeable future.

Description of the Notes
The notes were issued under an indenture dated as of February 16, 2007 (the “indenture”) between us and The Bank of New York, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture, the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. You may request a copy of the indenture from us. Also, we filed a copy of the indenture with the SEC on February 16, 2007 as an exhibit to our Current Report on Form 8-K, which is available on the SEC’s website at www.sec.gov.
For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Illumina, Inc. and not to its subsidiaries.
GENERAL
The notes:
➢	are:
➢	our general unsecured obligations;

➢	equal in right of payment with any of our other senior unsecured indebtedness;

➢	senior in right of payment to any indebtedness that is contractually subordinated to the notes;

➢	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors;

➢	effectively subordinated to all of our existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

➢	limited to an aggregate principal amount of $400,000,000, except as set forth below;
➢	mature on February 15, 2014 (the “maturity date”), unless earlier converted or repurchased;

➢	are issued in denominations of $1,000 and integral multiples of $1,000; and

➢	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.
As of July 1, 2007, we had:
➢	an immaterial amount of senior unsecured indebtedness outstanding that is equal in right of payment to the notes;

➢	no senior secured indebtedness outstanding senior in right of payment to the notes to the extent of the value of the collateral securing such indebtedness; and

➢	no subordinated indebtedness.

In addition, as of July 1, 2007, our subsidiaries had liabilities (including trade and other payables, but excluding intercompany indebtedness and deferred revenue) outstanding in an amount of $24.2 million structurally senior to the notes. The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries have not guaranteed any of our obligations under the notes. See “Risk Factors—Risks related to the Notes and our Common Stock—The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.”
Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted initially at a conversion rate of 22.9029 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $43.66 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion of the notes, we will pay an amount in cash equal to the “principal portion” (as defined below) of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver shares of our common stock in an amount based upon a daily conversion value calculated on a proportionate basis for each VWAP trading day of the relevant 20 VWAP trading day observation period as described below. You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.
We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.
We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.
The registered holder of a note will be treated as the owner of it for all purposes.
Other than the restrictions described under “—Designated Event Permits Holders to Require Us to Repurchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Conversion upon Specified Corporate Events” and “—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See “Risk Factors—Risks related to the Notes and our Common Stock.”
No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

PAYMENTS ON THE NOTES; PAYING AGENT AND REGISTRAR
We will pay the principal of certificated notes at the office or agency designated by us. We have initially designated a corporate trust office of the trustee as our paying agent and registrar as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of such notes and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.
We will pay the principal of, and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.
TRANSFER AND EXCHANGE
A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.
INTEREST
The notes bear interest at a rate of 0.625% per year from February 16, 2007, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 2007.
Interest will be paid to the person in whose name a note is registered at the close of business on January 31 or July 31, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months.
CONVERSION RIGHTS
General

Upon the occurrence of any of the conditions described under the headings “—Conversion upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Events,” holders may convert their notes at an initial conversion rate of 22.9029 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $43.66 per share of common stock, at any time prior to the close of business on the scheduled trading day immediately preceding November 15, 2013. On and after November 15, 2013, holders may convert their notes at the conversion rate regardless of the conditions described under the headings “——Conversion upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Events” at any time prior to the close of business on the third scheduled trading day immediately preceding the final maturity date of February 15, 2014.
“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national securities exchange or market on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on any exchange or market, a business day.
The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. The conversion price at any given time is computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “—Payment upon Conversion” will be deemed to satisfy our obligation to pay:
➢	the principal amount of the note; and

➢	accrued and unpaid interest (including special interest, if any) to, but not including, the conversion date.
As a result, accrued and unpaid interest (including special interest, if any) to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.
Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

➢	if we have specified a “designated event repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

➢	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes; or

➢	in respect of any conversions that occur after the record date immediately preceding the final maturity date.
Upon conversion of the notes, we will pay an amount in cash equal to the “principal portion” (as defined below) of the conversion value of the notes converted for each VWAP trading day during the specified 20 VWAP trading day observation period. If the daily conversion value exceeds the principal portion of the notes converted on any VWAP trading day during the specified 20 VWAP trading day observation period, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the notes converted. See “—Payment upon Conversion.” While we do not currently have any debt or other agreements that would restrict our ability to pay the principal portion of the notes in cash upon conversion, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. Our failure to pay the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors—Risks related to the Notes and our Common Stock.”
If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.
Conversion upon Satisfaction of Trading Price Condition
Prior to November 15, 2013, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of the notes for each day of the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate for the notes for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.
The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the initial purchasers; but if three such bids cannot reasonably be provided to the trustee, but two such bids are provided, then the average of the two bids will be used, and if only one such bid can reasonably be provided to the trustee, that one bid will be used. If at least one bid for $2.0 million principal amount of the notes cannot reasonably be provided to the trustee by a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 97% of the product of the last reported sale price of our common stock and the conversion rate. Any such determination will be conclusive absent manifest error.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 97% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 97% of the product of the last reported sale price of our common stock and the conversion rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 97% of the product of the last reported sale price of our common stock and the conversion rate.
If the trading price condition has been met, we will so notify the holders of the notes (which notification may made through a notice to DTC) and issue a press release. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of the notes is greater than 97% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders of the notes (which notification may made through a notice to DTC) and issue a press release.
The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the initial purchasers, selected by us for this purpose. Any such determination will be conclusive absent manifest error.
“Trading day” means a day during which (i) trading in our common stock generally occurs and (ii) there is no “market disruption event” (as defined below).
“Market disruption event” means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based on Common Stock Price
Prior to November 15, 2013, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending March 31, 2007 (and only during such calendar quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter.
Conversion upon Specified Corporate Events
If we elect to:
➢	distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the record date for the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

➢	distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes (which notification may be made through a notice to DTC) and issue a press release at least 25 scheduled trading days prior to the ex-date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-date” means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.
In addition, if we are party to any transaction or event described in paragraph (1) or (2) of the definition of “fundamental change” (as defined below) we will notify holders of the occurrence of any such event (which notification may made through a notice to DTC) and issue a press release no later than 25 scheduled trading days prior to the anticipated effective date of such event. Once we have given such notice, a holder may surrender notes for conversion at any time from and after the 25th scheduled trading day prior to the anticipated effective date of such event until (i) the designated event repurchase date corresponding to such event or (ii) if there is no such designated event repurchase date, 25 trading days following the effective date of such event. If an event described in paragraph (3) or (4) of the definition of “fundamental change” or if a “termination of trading” occurs, we will notify holders of the occurrence of any such event (which notification may made through a notice to DTC) and issue a press release on the effective date of such event. Once we have given such notice, a holder may surrender notes for conversion at any time from the effective date of such event until (i) the designated event repurchase date corresponding to such event or (ii) if there is no such designated event repurchase date, 25 trading days following the effective date of such event. In addition, if a fundamental change occurs, a holder may be entitled to receive additional shares of our common stock upon any conversion as described below under “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”
You will also have the right to convert your notes if we are a party to a combination, merger, recapitalization, reclassification, binding share exchange or other similar transaction or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a designated event. In such event, you will have the right to convert your notes at any time beginning 25 scheduled trading days prior to the date that is the anticipated effective date of such transaction and ending on the 25th trading day following the effective date of such transaction. We will notify holders (which notification may made through a notice to DTC) and issue a press release at least 25 scheduled trading days prior to the anticipated effective date of such transaction.
Conversion Procedures
If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.
If you hold a certificated note, to convert you must:
➢	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

➢	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

➢	if required, furnish appropriate endorsements and transfer documents;

➢	if required, pay all transfer or similar taxes; and

➢	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.
The date you comply with these requirements is the “conversion date” under the indenture. If a holder has already delivered a repurchase notice as described under “—Designated Event Permits Holders to Require Us to Repurchase Notes” with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon Conversion
Upon conversion of the notes, we will pay an amount in cash equal to the principal portion of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver shares of our common stock in amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described below. We will settle each $1,000 principal amount of notes being converted by delivering, on the third VWAP trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the “daily settlement amounts” (as defined below) for each of the 20 VWAP trading days during the related observation period.
The “observation period” with respect to any note means:
➢	with respect to any conversion date occurring on or after the 25th scheduled trading day prior to the maturity date of the notes, the 20 consecutive VWAP trading day period beginning on, and including, the 22nd scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day); and

➢	in all other instances, the 20 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date.
The “daily settlement amount” for each of the 20 VWAP trading days during the observation period shall consist of:
➢	cash equal to the lesser of (x) $50 and (y) the daily conversion value relating to such VWAP trading day (the amount determined pursuant to this clause being the “principal portion”); and

➢	if such daily conversion value exceeds $50, a number of shares (the “deliverable shares”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such VWAP trading day.
The “daily conversion value” means for each of the 20 consecutive VWAP trading days during the observation period, 1/20 of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.
The “daily VWAP” for our common stock means, for each of the 20 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ILMN.Q _equity___AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day using a volume-weighted method as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

“VWAP trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no VWAP market disruption event. If our common stock is not so listed or traded, then “VWAP trading day” means a business day.
“VWAP market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.
We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above based on the daily VWAP on the last day of the applicable observation period.
The indenture requires us to pay the principal portion of the conversion consideration of the notes in cash, and we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a “designated event” (as defined below). While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. Our failure to pay the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors—Risks related to the Notes and our Common Stock.”
Conversion Rate Adjustments
The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.
Adjustment Events
(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 × OS’ / OS0

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 =	the number of shares of our common stock outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ =	the number of shares of our common stock that will be outstanding immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.
(2)	If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:
CR’ = CR0×(OS0 + X) / (OS0 + Y)

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

OS0 =	the number of shares of our common stock outstanding immediately prior to the “ex-date” for such distribution;

X =	the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution.
(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:
➢	dividends or distributions referred to in clause (1) or (2) above;

➢	dividends or distributions paid exclusively in cash; and

➢	spin-offs described below in this paragraph (3);
then the conversion rate will be adjusted based on the following formula:
CR’ = CR0×SP0 / (SP0 – FMV)

where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 =	the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV =	the fair market value as determined by our board of directors of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” for such distribution.
With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:
CR’ = CR0×(FMV0 + MP0) / MP0
where,

CR0 =	the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR’ =	the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMV0 =	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off; and

MP0 =	the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.
(4)	If we pay any cash dividends or distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:
CR’ = CR0×SP0 / (SP0 — C)
where,

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR’ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” for such distribution; and

C =	the amount in cash per share we distribute to holders of our common stock.
(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:
CR’ = CR0×(AC + (SP’×OS’)) / (OS0×SP’)

where,

CR0 =	the conversion rate in effect on the date such tender or exchange offer expires;

CR’ =	the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for shares purchased in such tender or exchange offer;

OS0 =	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ =	the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’ =	the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in respect of a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.
Events that Will Not Result in Adjustments
The applicable conversion rate will not be adjusted:
➢	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

➢	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

➢	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

➢	for a change in the par value of our common stock; or

➢	for accrued and unpaid interest.
Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We are not required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) annually, on the anniversary of the first date of issue of the notes, (ii) upon a designated event and (iii) on the maturity date (and on each VWAP trading day of the 20 VWAP trading day observation period beginning on the 22nd scheduled trading day prior to the maturity date). Except as described in this section or in “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change” below, we will not adjust the conversion rate.
Treatment of Reference Property
In the event of:
➢	any reclassification of our common stock;

➢	a consolidation, merger or combination involving us; or

➢	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the conversion rate then in effect immediately prior to these events, provided that upon conversion you will receive:
➢	cash up to the aggregate principal portion thereof; and

➢	in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).
The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.
For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (ii) if no holders of our common stock affirmatively make such an election, the types and amount of consideration actually received by such holders.
Treatment of Rights
To the extent that our rights plan is in effect upon conversion of the notes into common stock, you will receive, in addition to any common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
Voluntary Increases of Conversion Rate
We are permitted, to the extent permitted by law and the rules of the Nasdaq Global Market or any other securities exchange on which our common stock is then listed, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will notify the holders of the notes (which notification may made through a notice to DTC) and issue a press release on the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Tax Effect
A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income and withholding tax treatment of an adjustment to the conversion rate, see “Certain United States Federal Income Tax Considerations.”
Adjustment to Shares Delivered upon Conversion upon Fundamental Change
If you elect to convert your notes at any time on or after the 25th scheduled trading day prior to the anticipated effective date of a “fundamental change” (as defined below) until the related designated event repurchase date or, if there is no such designated event repurchase date, 25 trading days following the effective date of such designated event, as applicable, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below; provided, however, that no increase will be made in the case of a fundamental change where 90% or more of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange, Nasdaq, the American Stock Exchange or another U.S. national securities exchange (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into cash (in respect of the principal portion) and, if applicable, such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above. We will notify holders of the occurrence of any such fundamental change (which notification may made through a notice to DTC) and issue a press release (i) no later than 25 scheduled trading days prior to the anticipated effective date of such transaction with respect to any transaction described in paragraph (1) or (2) in the definition of fundamental change and (ii) on the effective date of such transaction with respect to any transaction described in paragraph (3) or (4) in the definition of fundamental change. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”
The number of additional shares by which the conversion rate will be increased in the event of a fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the 10 trading day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
The following table sets forth the hypothetical stock prices and the number of additional shares to be received by which the conversion rate for the notes will be increased per $1,000 principal amount of the notes in the event of a fundamental change:

	Stock Price
Effective Date	$34.93	$36.00	$38.00	$40.00	$45.00	$50.00	$60.00	$75.00	$100.00	$125.00	$150.00
February 16, 2007	5.7257	5.4149	4.8926	4.4372	3.5256	2.8498	1.9379	1.1670	0.5624	0.2921	0.1554
February 15, 2008	5.7257	5.6305	5.0683	4.5793	3.6052	2.8883	1.9312	1.1368	0.5303	0.2678	0.1387
February 15, 2009	5.7257	5.7257	5.1877	4.6636	3.6257	2.8691	1.8735	1.0674	0.4752	0.2305	0.1148
February 15, 2010	5.7257	5.7257	5.2495	4.6865	3.5803	2.7844	1.7574	0.9544	0.3966	0.1827	0.0883
February 15, 2011	5.7257	5.7257	5.2032	4.5950	3.4141	2.5802	1.5359	0.7621	0.2687	0.0997	0.0331
February 15, 2012	5.7257	5.7257	5.0346	4.3711	3.1067	2.2417	1.2133	0.5218	0.1450	0.0391	0.0042
February 15, 2013	5.7257	5.5017	4.6021	3.8518	2.4762	1.6007	0.6839	0.2043	0.0295	0.0003	0.0000
February 15, 2014	5.7257	4.8748	3.4128	2.0971	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
➢	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

➢	If the stock price is greater than $150.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

➢	If the stock price is less than $34.93 per share, subject to adjustment, no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 28.6287 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”
In addition, if you convert your notes prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.
Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of Conversions in a Fundamental Change
As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of certain fundamental changes, the notes will be convertible into cash and reference property. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:
➢	If the last VWAP trading day of the applicable observation period related to notes surrendered for conversion is prior to the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” by delivering the amount of cash and shares of our common stock, if any, based on the conversion rate then in effect without regard to the number of additional shares to be added to the conversion rate as described above, on the third VWAP trading day immediately following the last VWAP trading day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of common stock or of reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period and based upon the related daily VWAP prices during such observation period. If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering common stock or reference property based on such increased number of shares.

➢	If the last VWAP trading day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” based on the conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) third scheduled trading day immediately following the last day of the applicable observation period.
DESIGNATED EVENT PERMITS HOLDERS TO REQUIRE US TO REPURCHASE NOTES
If a “designated event” occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date, the “designated event repurchase date,” of our choosing that is not less than 20 nor more than 35 days after the date of the designated event repurchase right notice (as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to the designated event repurchase date (but not including the designated event repurchase date), unless such designated event repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.
A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading.”
A “fundamental change” will be deemed to have occurred if any of the following occurs:
(1)	any person (as defined below) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	we (i) merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property (provided that this clause (ii) shall be a “fundamental change” for purposes of determining adjustment to shares delivered upon the conversion as described under “Adjustment to Shares Delivered upon Conversion upon Fundamental Change” only, but not for purposes of triggering a repurchase right as described under this “Designated Event Permits Holders to Require Us to Repurchase Notes”), in each case, other than any merger or consolidation:
➢	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

➢	pursuant to which the consideration received by holders of our common stock immediately prior to the transaction entitles such holders to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

➢	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or
(3)	at any time our “continuing directors” (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us); or

(4)	we are liquidated or dissolved or holders of our common stock approve any plan or proposal for our liquidation or dissolution.
Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1), (2) or (3) above, and we will not be required to deliver the designated event repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation otherwise constituting a fundamental change under clauses (1) or (2) above consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange, Nasdaq, the American Stock Exchange or another U.S. national securities exchange (or will be so traded or quoted immediately following the completion of the merger or consolidation) and, as a result of the completion of the merger or consolidation the notes become convertible into cash (in respect of the principal portion) and, if applicable, such shares of such capital stock or such American Depositary Receipts in accordance with “—Conversion Rate Adjustments—Treatment of Reference Property.”
For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
“Continuing directors” means (i) individuals who on the date of original issuance of the notes constituted our board of directors and (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.
A “termination of trading” will be deemed to have occurred if shares of our common stock, or shares of any other capital stock or American Depositary Receipts in respect of shares of capital stock into which the notes are convertible pursuant to the terms of the indenture, are not listed for trading on the New York Stock Exchange, Nasdaq, the American Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States.
After the occurrence of a designated event, but on or before the 20th day following such occurrence, we will notify all holders of the notes (which notification may be made through a notice to DTC) and the trustee and paying agent and issue a press release on the occurrence of the designated event and of the resulting repurchase right, if any (the “designated event repurchase right notice”). Such notice and press release shall state, among other things:
➢	the events causing a designated event and whether such designated event also constitutes a fundamental change;

➢	the date of the designated event;

➢	the last date on which a holder may exercise the repurchase right, if applicable;

➢	the designated event repurchase price, if applicable;

➢	the designated event repurchase date, if applicable;

➢	the name and address of the paying agent and the conversion agent, if applicable;

➢	the applicable conversion rate and any adjustments to the applicable conversion rate;

➢	that the notes with respect to which a designated event repurchase notice has been delivered by a holder may be converted only if the holder withdraws the designated event repurchase notice in accordance with the terms of the indenture; and

➢	the procedures that holders must follow to require us to repurchase their notes, if applicable.

To exercise the repurchase right, you must deliver, on or before the business day prior to the designated event repurchase date, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Designated Event Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:
➢	if certificated, the certificate numbers of your notes to be delivered for repurchase;

➢	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

➢	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.
You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event repurchase date. The notice of withdrawal shall state:
➢	the principal amount of the withdrawn notes;

➢	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

➢	the principal amount, if any, which remains subject to the repurchase notice.
We must repurchase the notes on the designated event repurchase date. You will receive payment of the designated event repurchase price promptly following the later of the designated event repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the designated event repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the designated event repurchase price of the notes on the business day following the designated event repurchase date, then:
➢	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

➢	all other rights of the holder will terminate other than the right to receive the designated event repurchase price and previously accrued and unpaid interest, if any, upon delivery or transfer of the notes.
The repurchase rights of the holders could discourage a potential acquirer of us.
The term designated event is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a designated event were to occur, we may not have enough funds to pay the designated event repurchase price. See “Risk Factors—Risks related to the Notes and our Common Stock—We may not have the ability to pay interest on the notes, to purchase the notes upon a designated event or to pay the cash payment due upon conversion.” If we fail to repurchase the notes when required following a designated event, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.
While we do not currently have any debt or other agreements that would restrict our ability to repurchase the notes, we may enter into such an agreement in the future which may limit or prohibit our ability to repurchase any notes.
No notes may be repurchased at the option of holders upon a designated event if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
OPTIONAL REDEMPTION BY ILLUMINA
The notes may not be redeemed by us prior to maturity.
CONSOLIDATION, MERGER AND SALE OF ASSETS
The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, ours under the indenture.
Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event permitting each holder to require us to repurchase the notes of such holder as described above.
EVENTS OF DEFAULT
Each of the following is an event of default:
(1)	default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2)	default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3)	failure by us to comply with our obligation to convert the notes into cash and, if applicable, shares of our common stock upon exercise of a holder’s conversion right;

(4)	failure by us to comply in any material respect with our obligations under “—Consolidation, Merger and Sale of Assets;”

(5)	failure by us to comply in any material respect with our notice obligations under “—Conversion Rights—Conversion upon Specified Corporate Events” or under “—Designated Event Permits Holders to Require Us to Repurchase Notes;”

(6)	failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture;

(7)	default by us or any majority owned subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $25.0 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created, which default results (i) in such debt becoming or being declared due and payable or (ii) from a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(8)	failure by us or any of our majority owned subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds in the aggregate $25.0 million, which are not stayed on appeal; or

(9)	certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes (the “bankruptcy provisions”).
If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions (except with respect to any significant subsidiary), the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

THE SOLE REMEDY OF HOLDERS FOR AN EVENT OF DEFAULT RELATING TO ANY OBLIGATIONS WE MAY HAVE OR ARE DEEMED TO HAVE PURSUANT TO SECTION 314(A)(1) OF THE TRUST INDENTURE ACT RELATING TO OUR FAILURE TO FILE ANY DOCUMENTS OR REPORTS THAT WE ARE REQUIRED TO FILE WITH THE SEC PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT OR OF THE COVENANT DESCRIBED BELOW IN “—
Reports,” will for the first 90 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the “extension fee”). If we so elect, the extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 91st day after such event of default (if such violation is not cured or waived prior to such 91st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above. Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities issued subsequent to the issuance of the notes resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will no longer apply and the notes will be subject to acceleration as provided above.
In order to exercise the extension right and elect to pay the extension fee as the sole remedy during the first 90 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the second preceding paragraph, we must (i) notify all holders of notes (which notification may be made through a notice to DTC) and the trustee and paying agent of such election and issue a press release prior to the open of business on the first business day following the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be immediately subject to acceleration as provided above.
The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes or failure to deliver amounts due upon conversion that have become due solely by such declaration of acceleration, have been cured or waived.
Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:
(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and (5) the holders of a majority principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60 day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.
MODIFICATION AND AMENDMENT
Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment;

(2)	reduce the rate, or extend the stated time for payment, of interest on any note or reduce the amount, or extend the stated time for payment, of the extension fee;

(3)	reduce the principal, or extend the stated maturity, of any note;

(4)	make any change that adversely affects the conversion rights of any notes;

(5)	reduce the designated event repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	change the place or currency of payment of principal or interest or extension fee in respect of any note;

(7)	impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8)	adversely affect the ranking of the notes as our senior unsecured indebtedness;

(9)	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act; or

(10)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
Without the consent of any holder, we and the trustee may amend the indenture to:
(1)	cure any ambiguity, omission, defect or inconsistency; provided that the rights of the holders are not adversely affected in any material respect;

(2)	provide for the assumption by a successor corporation of our obligations under the indenture;

(3)	add guarantees with respect to the notes;

(4)	secure the notes;

(5)	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6)	provide for the conversion of notes in accordance with the terms of the indenture;

(7)	make any change that does not adversely affect the rights of any holder in any material respect; provided that any amendment to conform the terms of the notes to the description contained herein will not be deemed to be adverse to any holder; or

(8)	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.
The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to notify the holders (which notification may made through a notice to DTC) and issue a press release briefly describing such amendment. However, the failure to give such notice to all the holders or to issue such press release, or any defect in the notice or the press release, will not impair or affect the validity of the amendment.
DISCHARGE
We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
CALCULATIONS IN RESPECT OF NOTES
Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest (including special interest, if any) payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.
TRUSTEE
The Bank of New York is the trustee, security registrar, paying agent and conversion agent.
FORM, DENOMINATION AND REGISTRATION
The notes were issued:
➢	in fully registered form;

➢	without interest coupons; and

➢	in denominations of $1,000 principal amount and multiples of $1,000.

REPORTS
The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR. In addition, we agree that, if at any time we are not required to file with the SEC the reports described in the preceding paragraph, we will furnish to the holders of notes or any shares of our common stock issued upon conversion of the notes which continue to be “restricted securities” (as defined in the indenture) and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
GLOBAL NOTE, BOOK-ENTRY FORM
The notes are evidenced by one or more global notes. We have deposited the global notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.
Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:
➢	not be entitled to have certificates registered in their names;

➢	not receive physical delivery of certificates in definitive registered form; and

➢	not be considered holders of the global note.

We will make payments on a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or designated event repurchase date, as the case may be, and the final maturity date. Neither we, the trustee nor any paying agent will be responsible or liable:
➢	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

➢	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”
Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.
Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.
DTC has advised us that it is:
➢	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

➢	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

➢	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.
GOVERNING LAW
The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Description of the Convertible Note Hedge and Warrant Transactions
In connection with the offering of the notes, we entered into one or more convertible note hedge transactions with respect to our common stock with certain of the initial purchasers of the notes and/or their affiliates. We refer to these parties as the “counterparties.” The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, approximately 9.2 million shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we also sold to the counterparties warrants to acquire, subject to customary anti-dilution adjustments, approximately 9.2 million shares of our common stock.
The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the notes in the event that the daily VWAP of our common stock on any VWAP trading day of the relevant observation period is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the notes. If, however, the volume-weighted average prices of our common stock during the measurement period at the maturity of the warrant transactions exceed the strike price of the warrant transactions, the dilution mitigation under the convertible note hedge transactions would be capped, which means that there would nevertheless be dilution to the extent that such volume-weighted average prices of our common stock exceed the strike price of the warrant transactions.
If the daily VWAP of our common stock on each VWAP trading day of the relevant observation period is above the strike price of the convertible note hedge transactions, then the convertible note hedge transactions entitle us to receive from the counterparties, shares of our common stock in an amount based on the excess of such daily VWAP of our common stock over the strike price of the convertible note hedge transactions. Additionally, if the volume-weighted average prices of our common stock during the measurement period at the maturity of the warrant transactions exceed the strike price of the warrant transactions, we will owe the counterparties shares of our common stock in an amount based on the excess of such the volume-weighted average prices of our common stock over the strike price of the warrant transactions.
The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge or warrant transactions.
For a discussion of the potential impact of any market or other activity by the counterparties (and/or their affiliates) in connection with these convertible note hedge and warrant transactions, see “Risk Factors—Risks related to the Notes and our Common Stock—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Description of Capital Stock
GENERAL
We are authorized to issue 120,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share.
COMMON STOCK
As of July 18, 2007, we had 53,952,776 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and they are not permitted to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
PREFERRED STOCK
Our board of directors has the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock.
PREFERRED SHARE RIGHTS
We have authorized and reserved 120,000 shares of series A junior participating preferred stock for issuance in connection with our stockholder rights plan set forth in our rights agreement, dated as of May 3, 2001, by and between us and Equiserve Trust Company, N.A., as rights agent. One preferred share purchase right attaches to each share of our common stock. The rights will expire in May 2011, unless extended or unless we earlier redeem or exchange the rights. Generally, in certain circumstances where a person or group acquires 15% or more of our common stock, the rights holders will be entitled to receive, upon exercise of a preferred stock purchase right, a number or fraction of shares of our series A junior participating preferred stock whose market value is designed to approximate twice the exercise price of the right. The series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our series A preferred stock generally will be entitled to the greater of $1,000 per share or an aggregate payment of 1,000 times the payment made per share of our common stock. Each share of series A preferred stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. In addition, in certain circumstances where we are acquired in a business combination, the rights holders will be entitled to receive, upon exercise of a preferred stock purchase right, shares of common stock of the acquiring corporation with a market value equal to twice the exercise price of the right.
Our board of directors may in certain circumstances redeem the rights in whole, but not in part, at a price of $0.01 per right.
The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board’s opinion, would impair the board’s ability to represent our stockholders’ interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.
The above description of the rights and the series A preferred stock is qualified in its entirety by reference to the rights agreement, which is filed as exhibit to our Annual Report on Form 10-K for the fiscal year ended January 1, 2006, which is incorporated by reference herein.

Certain United States Federal Income Tax Considerations
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED UNDER U.S. TAX LAWS. THE DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES ADDRESSED HEREIN. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchased the note on original issuance at its “issue price” (the first price at which a substantial portion of the notes is sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:
➢	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities;

➢	tax consequences to persons holding notes or common stock as a part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code;

➢	tax consequences to U.S. Holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

➢	tax consequences to investors in pass-through entities;

➢	alternative minimum tax consequences, if any;

➢	any state, local or foreign tax consequences; and

➢	estate or gift tax consequences, if any.
If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.
As used herein, the term “U.S. Holder” means a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:
➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

➢	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner (other than a partnership) of notes or shares of common stock received upon conversion of the notes that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Consequently, Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
CONSEQUENCES TO U.S. HOLDERS
Payment of Interest
Interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.
Additional Interest
We may be required to pay additional interest to a U.S. Holder in certain circumstances. We believe (and the rest of this discussion assumes) there is only a remote possibility that we will be obligated to make any such additional payments on the notes, and the notes therefore will not be treated as contingent payment debt instruments. Assuming our position is respected, any such additional interest would generally be taxable to a U.S. Holder at the time such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, U.S. Holders would be required, among other things, to accrue interest income (regardless of the holder’s method of accounting for U.S. federal income tax purposes) at a rate higher than the stated interest rate on the notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. Holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations. U.S. Holders should consult their tax advisors concerning the tax effects of the possibility of payments of additional interest.
Sale, Exchange, Redemption or Other Taxable Disposition of Notes
Except as provided below under “—Consequences to U.S. Holders—Conversion of the Notes into Common Stock and Cash” a U.S. Holder will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as described under “—Payment of Interest” above) upon the sale, exchange, redemption or other taxable disposition and such U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note will generally be equal to the amount that the U.S. Holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will generally be capital gain or loss. If, at the time of the sale, exchange, redemption or other taxable disposition of the note, a U.S. Holder is treated as holding the note for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder who sells a note at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury regulations.
Conversion of the Notes into Cash
If a U.S. Holder receives solely cash in exchange for notes upon conversion, the U.S. Holder’s gain or loss will be determined in the same manner as if the U.S. Holder disposed of the notes in a taxable disposition (as described above under “—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes”).
Conversion of the Notes into Common Stock and Cash
The tax treatment of a conversion of a note into cash and common stock is uncertain, and U.S. Holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization.
If a combination of cash and stock is received by you upon conversion of notes, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that the conversion would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as described under “—Payment of Interest” above, and cash in lieu of a fractional share) over a U.S. Holder’s tax basis in the notes (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s tax basis in the note that is allocable to the fractional share. Any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year.
The tax basis of the shares of common stock received upon such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. Holder’s holding period for shares of common stock would include the period during which the U.S. Holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.
Alternative Treatment as Part Conversion and Part Redemption.
If the above-discussed conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received on such a conversion would be treated as received upon a conversion of the note, which generally would not be taxable to a U.S. Holder except to the extent of any common stock received with respect to accrued interest. In that case, the U.S. Holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Fully Taxable Exchange.
Alternatively, the transaction might be treated as a fully taxable exchange of the entire note for a combination of cash and common stock.
U.S. Holders should consult their tax advisors regarding the tax treatment of the receipt of cash and our common stock for notes upon conversion.
Distributions
Distributions, if any, made on our common stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.
Constructive Distributions
The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to a U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the description above under “Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. Holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. Holder would not give rise to any cash from which any applicable backup withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock
Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations. A U.S. Holder who sells common stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury regulations.
Possible Effect of the Change in Conversion Consideration After a Change in Control
In certain situations, including a consolidation, merger or combination involving us or a transfer of all or substantially all of our property and assets, we may provide for the conversion of the notes into shares of an acquirer. Depending on the circumstances, such an adjustment could result in a deemed taxable exchange to a U.S. Holder and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss.
Information Reporting and Backup Withholding
Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. Holder unless the U.S. Holder is an exempt recipient such as a corporation. Backup withholding will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.
CONSEQUENCES TO NON-U.S. HOLDERS
Payments of Interest
The 30% U.S. federal withholding tax will not be applied to any payment of interest on a note to a Non-U.S. Holder provided that:
➢	interest paid on the note is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

➢	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

➢	the Non-U.S. Holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

➢	the Non-U.S. Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

➢	the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or other applicable form)) or the Non-U.S. Holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.
Special certification rules apply to Non-U.S. Holders that are pass-through entities.
If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then (although the Non-U.S. Holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied) the Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.
If we fail to register the notes as we have agreed pursuant to a registration rights agreement, payments of additional interest may be subject to U.S. withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to a Non-U.S. Holder unless we receive certain certifications from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable U.S. tax exception or an applicable treaty, or that such payments are effectively connected with such holder’s conduct of a trade or business in the United States, each as described above. If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder may obtain a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.

Dividends and Constructive Distributions
Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a Non-U.S. Holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).
A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Sale, Exchange, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock
Gain realized by a Non-U.S. Holder on the sale, exchange, certain redemptions or other taxable disposition of a note or common stock (as well as upon the conversion of a note into cash or into a combination of cash and stock) will not be subject to U.S. federal income tax unless:
➢	that gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

➢	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢	our stock constitutes “U.S. real property interests” within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Although we believe that currently our stock does not constitute U.S. real property interests, and that we therefore would not currently be required to withhold under FIRPTA, there can be no assurance that our stock will not constitute U.S. real property interests depending on the facts in existence at the time of any redemption, repurchase, conversion or retirement of our stock, in which case we may be required to withhold 10 percent of any amounts payable on the redemption, repurchase, conversion or retirement of our stock.

If you are a Non-U.S. Holder who is an individual described in the first bullet point above, you will be subject to tax at regular graduated U.S. federal income tax rates on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition of a note or common stock, generally in the same manner as if you were a U.S. Holder. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain recognized on the sale, exchange, redemption, conversion or other taxable disposition of a note or common stock (which gain may be offset by U.S. source capital losses), even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain generally in the same manner as if you were a U.S. Holder and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. Any amounts (including common stock) which a Non-U.S. Holder receives on a sale, exchange, redemption, conversion or other taxable disposition of a note which are attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Consequences to Non-U.S. Holders—Payments of Interest.”
Information Reporting and Backup Withholding
Generally, we must report annually to the IRS and to Non-U.S. Holders the amount of interest and dividends paid to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “—Consequences to Non-U.S. Holders—Payments of Interest” has been received (and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient). In addition, a Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received (and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient) or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Selling Securityholders
The notes were originally issued by us in a transaction exempt from the registration requirements of the Securities Act and were resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. The selling securityholders listed below, and, to the extent permitted, their transferees, pledgees and donees, and their successors, may use this prospectus to offer and sell the notes and the shares of our common stock issuable upon conversion of the notes. Except for such transferees, pledgees, donees, and transferees, no unnamed holder may use this prospectus to offer or sell notes or shares of our common stock until the unnamed holder is identified as a selling securityholder in a prospectus supplement to this prospectus or in a post-effective amendment to the registration statement of which this prospectus is a part.
The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.
We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.
Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings, including in transactions exempt from the registration requirements of the Securities Act. The identity and holdings of the selling securityholders may change from time to time.

			Number of
	Principal	Number of	Shares of	Number of Shares of
	Amount of	Shares of	Common	Common Stock Beneficially
	Notes	Common	Stock	Owned After this Offering
	Beneficially	Stock	Issuable		As a
	Owned	Beneficially	upon		Percentage of
	Before this	Owned	Conversion		Common
	Offering that	Before this	that May be		Stock
Name	May Be Sold	Offering(1)	Sold(2)	Number(3)	Outstanding(4)
Absolute Strategies Fund, Forum Funds Trust(5)	$900,000	$20,612	$20,612	$—	*
Admiral Flagship Master Fund, Ltd	3,000,000	68,708	68,708	—	*
AHFP Context(6)	600,000	13,741	13,741	—	*
Akanthos Arbitrage Master Fund(7)	14,000,000	555,040	320,640	234,400	*
Allstate Insurance Company(8)	1,000,000	22,902	22,902	—	*
Altma Fund SICAV PLC in respect of the Grafton Sub Fund(6)	2,450,000	56,112	56,112	—	*
Bank of America Pension Plan(10)	1,000,000	22,902	22,902	—	*

			Number of
	Principal	Number of	Shares of	Number of Shares of
	Amount of	Shares of	Common	Common Stock Beneficially
	Notes	Common	Stock	Owned After this Offering
	Beneficially	Stock	Issuable		As a
	Owned	Beneficially	upon		Percentage of
	Before this	Owned	Conversion		Common
	Offering that	Before this	that May be		Stock
Name	May Be Sold	Offering(1)	Sold(2)	Number(3)	Outstanding(4)
CALAMOS Market Neutral Income Fund — CALAMOS Investment Trust(11)	5,000,000	114,514	114,514	—	*
Casam Context Offshore Advantage Fund Ltd.(6)	1,300,000	29,773	29,773	—	*
Citadel Equity Fund Ltd.(12), (35), (36)	35,000,000	1,667,956	801,601	866,355	1.6%
Citigroup Global Markets Inc.(13), (34), (36)	8,500,000	194,674	194,674	—	*
Context Advantage Master Fund, LP(6)	8,300,000	190,094	190,094	—	*
Credit Suisse Securities LLC (USA)(34), (36)	1,000,000	22,902	22,902	—	*
DBAG London(14), (35), (36)	46,629,000	1,067,939	1,067,939	—	*
Della Camera Capital Master Fund	500,000	11,451	11,451	—	*
Empurean Capital Fund, LP(15)	3,206,000	73,426	73,426	—	*
Empurean Capital Overseas Benefit Plan Fund, Ltd(15)	780,000	17,864	17,864	—	*
Empurean Capital Overseas Fund, Ltd(15)	6,014,000	137,738	137,738	—	*
Finch Tactical Plus Class B(6)	350,000	8,016	8,016	—	*
Fore Convertible Master Fund(16)	10,729,000	245,725	245,725	—	*
Fore Erisa Fund, Ltd(16)	876,000	20,062	20,062	—	*
Forest Global Convertible Master Fund LP(17)	2,357,000	53,982	53,982	—	*
Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio(17)	45,000	1,030	1,030	—	*
GLG Market Neutral Fund(18)	9,000,000	206,126	206,126	—	*
Grace Convertible Arbitrage Fund(19)	5,500,000	125,965	125,965	—	*
HFR CA Global Opportunity Master Trust(17)	770,000	17,635	17,635	—	*
HFR RVA Select Performance Master Trust(17)	73,000	1,671	1,671	—	*
Highbridge Convertible Arbitrage Master Fund LLP	10,350,000	237,045	237,045	—	*
Highbridge International	47,850,000	1,095,903	1,095,903	—	*
Institutional Benchmarks Master Fund Ltd.(17)	470,000	10,764	10,764	—	*
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series(6)	400,000	9,161	9,161	—	*
LDG Ltd(20)	1,259,000	28,834	28,834	—	*
Lehman Brothers(34), (36)	16,000,000	366,446	366,446	—	*
LLT Ltd	481,000	11,016	11,016	—	*
Lotsoff Capital Management Investment Trust	1,000,000	22,902	22,902	—	*
Lyxor/Context Fund Ltd(6)	2,050,000	46,950	46,950	—	*
Lyxor/Forest Fund Ltd.(17)	4,304,000	98,574	98,574	—	*
McMahan Securities Co. LP(21)	500,000	11,451	11,451	—	*
Mohican VCA Master Fund, Ltd(22)	3,600,000	82,450	82,450	—	*
Morgan Stanley Convertible Securities Trust(34), (36)	845,000	19,352	19,352	—	*
Partners Group Alternative Strategies PCC Ltd	24,680,000	565,243	565,243	—	*
People’s Benefit Life Insurance Company Teamsters(10)	3,214,000	73,609	73,609	—	*
Polygon Global Opportunities Master Fund(23)	25,000,000	572,572	572,572	—	*
Putnam Convertible Income — Growth Trust(24)	3,500,000	80,160	80,160	—	*
Radcliffe SPC, Ltd for and on behalf of the Class A Segregated Portfolio(25)	27,000,000	618,378	618,378	—	*
Rampart Convertible Arbitrage Investors, LLC (I)(26)	800,000	18,322	18,322	—	*
Rampart Convertible Arbitrage Investors, LLC (II)(26)	200,000	4,580	4,580	—	*
Redbourn Partners Ltd(10)	786,000	18,001	18,001	—	*
RHP Master Fund, Ltd(27)	8,000,000	183,223	183,223	—	*
S.A.C. Arbitrage Fund, LLC(28)	7,500,000	171,771	171,771	—	*
Silvercreek II Ltd(29)	4,000,000	91,611	91,611	—	*
Silvercreek LP(29)	6,000,000	137,417	137,417	—	*
The Northwestern Mutual Life Insurance Company — Group Annuity Separate Account(30), (35), (36)	250,000	5,725	5,725	—	*
TQA Master Fund, Ltd(31)	8,053,000	184,437	184,437	—	*
TQA Master Plus Fund, Ltd(31)	4,618,000	105,765	105,765	—	*
Van Kampen Harbor Fund(32), (34), (36)	1,630,000	37,331	37,331	—	*
Vicis Capital Master Fund(33)	18,000,000	412,252	412,252	—	*
Worldwide Transactions Ltd(6)	550,000	12,596	12,596	—	*
Zurich Institutional Benchmarks Master Fund, Ltd(31)	3,070,000	70,311	70,311	—	*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of the notes indicated next to such selling securityholder. See note (2) below.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 22.9029 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of notes listed next to such securityholder’s name.

(4)	Calculated based on 53,952,776 shares of common stock outstanding as of July 18, 2007. In calculating this amount, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)	Mohican Financial Management, as portfolio manager, and Eric Hage share voting or dispositive powers over these securities.

(6)	Michael S. Rosen and William D. Fertig share voting or dispositive powers over these securities.

(7)	Akanthos Capital Management, LLC and Michael Kao share voting or dispositive powers over these securities.

(8)	The Allstate Corporation shares voting or dispositive powers over these securities.

(9)	Reserved.

(10)	Thomas Kirvaitis shares voting or dispositive powers over these securities.

(11)	Nick Calamos CIO and Calamos Advisors LLC share voting or dispositive powers over these securities.

(12)	Kenneth C. Griffin shares voting or dispositive powers over these securities.

(13)	Citigroup Inc. shares voting or dispositive powers over these securities.

(14)	Patrick Corrigan shares voting or dispositive powers over these securities.

(15)	Tian Xue shares voting or dispositive powers over these securities.

(16)	Matthew Li shares voting or dispositive powers over these securities.

(17)	Forest Investment Management LLC exercises voting or dispositive power with respect to the notes and the common stock underlying the notes. Forest Investment Management LLC is wholly owned by Forest Partners II LP, the sole General Partner of which is Michael A. Boyd Inc., which is controlled by Michael A. Boyd.

(18)	GLG Market Neutral Fund is a publically owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited Company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publically held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(19)	Michael Braikov shares voting or dispositive powers over these securities.

(20)	TQA Investors LLC has sole investment power and shared voting power over these securities. Its members are Paul Bucci, Darren Langis, Andrew Anderson and Steven Potamis.

(21)	Joe Castro, Scott Dillinger, Ron Fertig, Alan Streiter, Jay Glassman, Joe Dayer, Bruce McMahan and Pat Ransom share voting or dispositive powers over these securities.

(22)	Eric Hage and Daniel Hage share voting or dispositive powers over these securities.

(23)	Polygon Investment Partner LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith, and Patrick G.G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(24)	The selling Securityholder is managed by Putnam Investment Management, LLC, which, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., which is publicly owned.

(25)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(26)	Mr. Jack Feiler, Chief Investment Officer, Palisade Capital Management, LLC, a registered investment advisor, shares voting or dispositive powers over these securities.

(27)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of the shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the shares of our common stock owned by the RHP Master Fund.

(28)	Pursuant to investment agreements, each of S.A.C. Capital advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) shares all investment and voting power with respect to the securities held by S.A.C. Arbitrage fund, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaims beneficial ownership of any of the securities listed for this selling securityholder.

(29)	Louise Marwick, Bryn Joynt, and Chris Witkowski share voting or dispositive powers over these securities.

(30)	NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of Northwestern Mutual, have variable annuity contracts registered under the Securities Act of 1933, as amended. Northwestern Mutual files reports under the Securities Exchange Act of 1934, as amended in respect of the two separate accounts. Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of Northwestern Mutual, is the investment adviser to Northwestern Mutual with respect to the registrable securities listed for this selling securityholder. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds such securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, the beneficial owner of any securities covered by such sentence.

(31)	Robert Butman, John Idone, Paul Bucci, George Esser, Bartholemew Tesoriero, DJ Langis and Andrew Anderson share voting or dispositive powers over these securities.

(32)	Van Kampen Asset Management (“Asset Management”), as the selling securityholder’s investment adviser, has discretionary authority over the selling securityholder’s portfolio.

(33)	Shad Stastney, John Succo and Sky Lucus share voting or dispositive powers over these securities.

(34)	The selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended.

(35)	The selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended.

(36)	The selling securityholder has represented to us that, at the time it acquired the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution
We are registering the offer and sale, by the selling securityholders named under the caption “Selling Securityholders,” of notes and the shares of our common stock into which the notes are convertible We will pay all of the costs, expenses and fees in connection with the registration of the securities covered by this prospectus, except that the selling securityholders will be responsible for any brokerage commissions or similar selling expenses attributable to the sale of notes or shares.
The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the underlying shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
➢	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

➢	in the over-the-counter market;

➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

➢	through the writing of options, whether the options are listed on an options exchange or otherwise; or

➢	through the settlement of short sales.
The aggregate proceeds to the selling securityholders from the sale of the notes or underlying shares will be the purchase price of the notes or shares, less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or underlying shares to be made directly or through agents. We will not receive any of the proceeds from this offering.
Our outstanding common stock is quoted on The NASDAQ Global Market under the symbol “ILMN.” We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes.
In order to comply with the securities laws of some states, if applicable, the notes and underlying shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

From time to time, the selling securityholders may pledge or donate or pledge their notes or shares to others. Each pledgee or donee will be deemed to be a “selling securityholder” for purposes of this prospectus. However, if a selling securityholder pledges or donates more than 500 shares or other units, then the pledgee or donee may be required to be named as a selling securityholder in a supplement to this prospectus before the pledgee or donee may sell shares pursuant to the registration statement of which this prospectus is a part.
The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and underlying shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or underlying shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.
We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the notes or shares against certain liabilities, including liabilities arising under the Securities Act.
In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
To the extent required, the specific notes or underlying shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and underlying shares of common stock under applicable federal and state securities laws under specific circumstances and at specific times.
We estimate that the total expenses of this offering payable by us will be approximately $53,000.

Where You Can Find More Information
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at www.illumina.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.
Incorporation of Certain Documents by Reference
The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus supplement is an important part of this prospectus supplement. Any statement in a document we have filed with the SEC prior to the date of this prospectus supplement or prospectus and which is incorporated by reference into this prospectus supplement or the accompanying prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus supplement or any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus supplement or accompanying prospectus, as applicable, except as modified or superseded.
We incorporate by reference into this prospectus supplement the information contained in the documents listed below, which is considered to be a part of this prospectus supplement:
➢	our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 28, 2007 (file no. 000-30361);

➢	our quarterly reports on Form 10-Q for the fiscal quarters ended April 1, 2007 and July 1, 2007, filed with the SEC on May 3, 2007 and August 1, 2007, respectively (file no. 000-30361);

➢	our current reports on Form 8-K, filed with the SEC on February 1, 2007, February 16, 2007, February 20, 2007, February 21, 2007, March 2, 2007, April 27, 2007 July 19, 2007, July 30, 2007 and August 13, 2007 (excluding any current reports or portions of current reports that are “furnished,” and not “filed,” with the SEC) (file no. 000-30361);

➢	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on April 14, 2000, including any amendments or reports filed for the purpose of updating such description (file no. 000-30361);

➢	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on May 14, 2001, including any amendments or reports filed for the purpose of updating such description (file no. 000-30361); and

➢	all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Illumina, Inc.
9885 Towne Centre Drive
San Diego, California 92121
(858) 202-4500

Legal Matters
Various legal matters with respect to the validity of the notes and shares of common stock offered by this prospectus will be passed upon for us by Dewey Ballantine LLP.
Experts
Ernst & Young LLP – San Diego, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
Ernst & Young LLP – Palo Alto, independent registered public accounting firm, has audited the consolidated financial statements of Solexa, Inc. as of and for the years ended December 31, 2006 and 2005, included in our Current Report on Form 8-K (No. 000-30361) filed July 19, 2007, and the consolidated financial statements of Solexa, Inc. as of and for the year ended December 31, 2005, included in our Current Report on Form 8-K (No. 000-30361) filed February 1, 2007, as set forth in their reports, which are incorporated by reference into this prospectus and elsewhere in the registration statement. These Solexa, Inc. financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Ernst & Young LLP – Cambridge, England, independent registered public accounting firm, has audited the consolidated balance sheet of Solexa, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2004, included in our Current Report on Form 8-K (No. 000-30361) filed February 1, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts other than the registration fee are estimates.

Description	Amount
Registration fee	$12,280
Legal fees and charges	15,000
Accounting fees and expenses	20,000
Miscellaneous	5,720

Total	$53,000

Item 15. Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that eliminate, to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”), the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated certificate of incorporation and bylaws also require us to indemnify our directors and officers to the fullest extent permitted by the DGCL. Pursuant to these provisions, we have entered into indemnity agreements with each of our directors and certain of our officers.
Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful.
These provisions do not eliminate the duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, may remain available under Delaware law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit. These provisions also generally do not affect a director’s responsibilities under any other laws, such as the federal securities laws.
Our bylaws also expressly permit us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us, or is or was serving at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against such liability under the DGCL. Pursuant to this provision, we have acquired director and officer insurance policies that cover our directors and executive officers.
Item 16. Exhibits

Exhibit
number	Description

3.1(1)	Corrected Amended and Restated Certificate of Incorporation

3.2(2)	Bylaws

3.3(3)	Certificate of Designation for Series A Junior Participating Preferred Stock

4.1(4)	Specimen common stock certificate

4.2(5)	Second Amended and Restated Stockholder Rights Agreement, dated as of November 5, 1999, by and among Illumina, Inc. and certain stockholders of Illumina, Inc.

4.3(6)	Rights Agreement, dated as of May 3, 2001, between Illumina, Inc. and Equiserve Trust Company, N.A.

4.4(7)	Indenture, dated as of February 16, 2007, between Illumina, Inc. and The Bank of New York

4.5(8)	Registration Rights Agreement, dated February 16, 2007, among Illumina, Inc., Goldman, Sachs & Co. and Deutsche Bank Securities, Inc.

5.1	Opinion of Dewey Ballantine LLP, counsel to Illumina, Inc., regarding the legality of the notes and the common stock being registered

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Ernst & Young LLP—San Diego, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP—Palo Alto, Independent Registered Public Accounting Firm

23.3	Consent of Ernst & Young LLP—Cambridge, Independent Registered Public Accounting Firm

23.4	Consent of Dewey Ballantine LLP (contained in exhibit 5.1)

24.1	Power of attorney (contained in signature page)

25.1	Form T-1 Statement of Eligibility of The Bank of New York, as Trustee under the Indenture relating to the 0.625% Convertible Senior Notes due 2014

(1)	Incorporated by reference to Exhibit 3.1 to Illumina, Inc.’s Annual Report on Form 10-K (File No. 000-30361) for the year ended December 31, 2000, filed with the SEC on March 29, 2001.

(2)	Incorporated by reference to Exhibit 3.2 to Illumina, Inc.’s Quarterly Report on Form 10-Q (File No. 000-30361) for the quarter ended July 2, 2006, filed with the SEC on August 2, 2006.

(3)	Incorporated by reference to Exhibit A to Exhibit 4.3 to Illumina, Inc.’s registration statement on Form 8-A (File No. 000-30361), filed with the SEC on May 14, 2001.

(4)	Incorporated by reference to Exhibit 4.1 to Illumina, Inc.’s registration statement on Form S-1 (File No. 333-33922), filed with the SEC on April 3, 2000, as amended.

(5)	Incorporated by reference to Exhibit 4.2 to Illumina, Inc.’s registration statement on Form S-1 (File No. 333-33922), filed with the SEC on April 3, 2000, as amended.

(6)	Incorporated by reference to Exhibit 4.3 to Illumina, Inc.’s registration statement on Form 8-A (File No. 000-30361), filed with the SEC on May 14, 2001.

(7)	Incorporated by reference to Exhibit 4.1 to Illumina, Inc.’s Current Report on Form 8-K (File No. 000-30361), filed with the SEC on February 16, 2007.

(8)	Incorporated by reference to Exhibit 4.2 to Illumina, Inc.’s Current Report on Form 8-K (File No. 000-30361), filed with the SEC on February 16, 2007.
Item 17. Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on August 13, 2007.

Illumina, Inc.
By:	/S/ Jay T. Flatley
Jay T. Flatley
President and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Jay T. Flatley and Christian O. Henry, and each of them acting individually, as his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments (including post-effective amendments) to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ Jay T. Flatley Jay T. Flatley	President, Chief Executive Officer and director (principal executive officer)	August 13, 2007

/S/ Christian O. Henry Christian O. Henry	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	August 13, 2007

/S/ John R. Stuelpnagel John R. Stuelpnagel	Senior Vice President, Chief Operating Officer, General Manager – Microarray Business and Director	August 13, 2007

/S/ William H. Rastetter William H. Rastetter	Director	August 13, 2007

/S/ Daniel M. Bradbury Daniel M. Bradbury	Director	August 13, 2007

/S/ Karin Eastham Karin Eastham	Director	August 13, 2007

/S/ Paul Grint Paul Grint	Director	August 13, 2007

/S/ David R. Walt David R. Walt	Director	August 13, 2007

/S/ Jack Goldstein Jack Goldstein	Director	August 13, 2007

/S/ Blaine Bowman Blaine Bowman	Director	August 13, 2007

/S/ Roy Whitfield Roy Whitfield	Director	August 13, 2007